Exhibit 12.3
Pinnacle West Capital Corporation
Computation of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
($000’s)

	2006	2005	2004	2003	2002	2001
Earnings:
Income From Continuing Operations	$317,143	$223,163	$246,590	$225,384	$236,563	$327,367
Income Taxes	156,418	126,892	136,142	102,202	152,145	213,535
Fixed Charges	225,119	214,430	214,803	225,041	219,178	211,958

Total Earnings	$698,680	$564,485	$597,535	$552,627	$607,886	$752,860

Fixed Charges:
Interest Expense	$196,826	$185,087	$183,527	$193,973	$187,039	$175,822
Estimated Interest Portion of Annual Rents	28,293	29,343	31,276	31,068	32,139	36,136

Total Fixed Charges	$225,119	$214,430	$214,803	$225,041	$219,178	$211,958

Preferred Stock Dividend Requirements:
Income Before Income Taxes	$473,561	$350,055	$382,732	$327,586	$388,708	$540,902
Net Income From Continuing Operations	317,143	223,163	246,590	225,384	236,563	327,367

Ratio of Income Before Income Taxes to Net Income	1.493	1.569	1.552	1.453	1.643	1.652
Preferred Stock Dividends	—	—	—	—	—	—

Preferred Stock Dividend Requriments — Ratio (above) Times Preferred Stock Dividends	$—	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed Charges	$225,119	$214,430	$214,803	$225,041	$219,178	$211,958
Preferred Stock Dividend Requirements	—	—	—	—	—	—

Total	$225,119	$214,430	$214,803	$225,041	$219,178	$211,958

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements (rounded down)	3.10	2.63	2.78	2.45	2.77	3.55